SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    Form 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: November, 2005              Commission File Number: 001-32562

                                  STANTEC INC.
                              (Name of Registrant)

                               10160 - 112 Street
                                Edmonton, Alberta
                                 Canada T5K 2L6
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F                Form 40-F X
                           ---                      ---


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                                    No  X
                     ---                                    ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               STANTEC INC.



Date:  November 25, 2005                       By:  /s/ Jeffrey S. Lloyd
                                                  ---------------------------
                                                  Name:    Jeffrey S. Lloyd
                                                  Title:   Vice President,
                                                           Secretary and
                                                           General Counsel

                                  EXHIBIT INDEX


Exhibit         Description of Exhibit


99.1            Business Acquisition Report dated November 25, 2005